EXHIBIT 99.1

Brookfield Asset Management Announces Results of Annual and Special Meeting of Shareholders

BROOKFIELD, NEWS, June 12, 2023 (GLOBE NEWSWIRE) -- Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) today announced that all six nominees proposed for election to the board of directors by holders of Class A Limited Voting Shares (“Class A Shares”) and all six nominees proposed for election to the board of directors by the holder of Class B Limited Voting Shares (“Class B Shares”) were elected at the company’s annual and special meeting of shareholders held on June 9, 2023 in a virtual meeting format. Detailed results of the vote for the election of directors are set out below.

Management received the following proxies from holders of Class A Shares in regard to the election of the six directors nominated by this shareholder class:

Director Nominee	Votes For	%	Votes Withheld	%
Marcel R. Coutu	265,591,130	98.00	5,424,105	2.00
Oliva (Liv) Garfield	244,688,163	90.29	26,327,072	9.71
Nili Gilbert	270,492,593	99.81	522,642	0.19
Allison Kirkby	226,590,586	83.61	44,424,649	16.39
Diana Noble	267,473,237	98.69	3,541,998	1.31
Satish Rai	270,761,740	99.91	253,495	0.09

Management received a proxy from the holder of Class B Shares to vote all 21,280 Class B Shares for each of the six directors nominated by this shareholder class:

Director Nominee	Votes For %
Mark Carney	100.0
Bruce Flatt	100.0
Brian W. Kingston	100.0
Keith Johnson	100.0
Cyrus Madon	100.0
Samuel J.B. Pollock	100.0

A summary of all votes cast by holders of the Class A and Class B Shares represented at the company’s annual meeting of shareholders is available on SEDAR at www.sedar.com.

About Brookfield Asset Management

Brookfield Asset Management (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with approximately $825 billion of assets under management across renewable, infrastructure, real estate, private equity, credit and other. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for its clients, across economic cycles.

For more information, please visit our website at https://bam.brookfield.com or contact:

Communications & Media: Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Jason Fooks Tel: (212) 417-2442 Email: jason.fooks@brookfield.com